UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
THRIFT AND PROFIT SHARING PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
100 Glenborough  Drive,  Suite 100
Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 5, 2009

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value (Note 4)	$107,207,707	$147,021,971
Participant loans	3,428,393	3,077,080
Receivables
Participant contributions receivable	-	250,243
Employer contributions receivable	2,806,175	1,609,404
Interest and dividends receivable	2,253	7,021
Total receivables	2,808,428	1,866,668
Cash, non-interest bearing	7,680	-
Total Assets	113,452,208	151,965,719

Liabilities
Due to trustee for securities purchased	115,388	41,172
Total Liabilities	115,388	41,172
Net Assets Available for Benefits, Before Adjustment	113,336,820	151,924,547

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	920,016	179,882
Net Assets Available for Benefits	$114,256,836	$152,104,429

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007

Investment (Loss) Income
Net (depreciation) appreciation in fair value of investments (Note 4)	$(49,722,935)	$13,225,534
Dividends	3,002,703	7,303,569
Participant loan interest	230,149	197,619
Interest from other investments	727,545	840,482
Net Investment (Loss) Income	(45,762,538)	21,567,204

Contributions
Participants	9,949,697	8,507,788
Rollover	526,803	709,936
Employer, net of forfeitures	8,396,968	6,145,878
Total Contributions	18,873,468	15,363,602

Deductions
Benefits paid to participants	10,939,778	12,243,187
Administrative expenses	18,745	18,225
Total Deductions	10,958,523	12,261,412

Net (Decrease) Increase in Net Assets Available for Benefits	(37,847,593)	24,669,394

Net Assets Available for Benefits
Beginning of year	152,104,429	127,435,035
End of year	$114,256,836	$152,104,429

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2008 and 2007

Note 1 – Description of the Plan

The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the “Company” and “Noble Energy”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their basic compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (“IRS”) of $15,500 in 2008 and 2007. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older are eligible to contribute catch-up contributions, subject to certain IRS limits ($5,000 in 2008 and 2007).  In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.

A profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s basic compensation while a covered employee during that year:

	Percentage of Basic	Percentage of Basic
	Compensation while a	Compensation while a
	Covered Employee that was	Covered Employee that was
	Below the Social Security	Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into a money market fund, various mutual funds, Noble Energy common stock as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the “Committee”).

Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the Participant’s 65th birthday.

Benefits Paid to Participants

Distributions are made in lump-sum or installment payments, as elected by a participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.

Participant Loans

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2008 ranged from 3.25% to 9.75% and loans are required to be repaid within five years through payroll deductions. Loans beyond a five year maturity represent loans that originated under the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan prior to its merger into the Plan. Maturity dates on loans outstanding as of December 31, 2008 ranged from January 2, 2009 to July 31, 2024. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.

Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the “Trustee”) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper.

Noble Energy Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Noble Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles.

As described in FASB Staff Position No. AAG INV-1 and No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issues SFAS No. 157, “Fair Value Measurements”, (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS 157 was issued to increase consistency and comparability in reporting fair values. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan’s adoption of SFAS 157 on January 1, 2008 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits. See Note 3 – Fair Value Measurements.

Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value.

The Fidelity Managed Income Portfolio is a common/collective trust fund that invests in guaranteed investments contracts (“GICs”) and synthetic GICs and is presented at fair value as well as the adjustment from fair value to contract value.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. As of December 31, 2008 and 2007, there were no outstanding balances related to these lines of credit.

Participant Loans

Participant loans are recorded at amortized cost.

Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees of the Plan.

Benefit Payments

Benefits are recorded as paid.

Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2008 and 2007 was $13,095 and $47,658, respectively. Forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce future contributions were $100,000 in each of 2008 and 2007.

Note 3 – Fair Value Measurements

SFAS 157 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Common collective trust fund – These investments are public investment vehicles valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2008:

	Fair Value Measurements Using
	Quoted Prices	Significant Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Interest bearing cash	$2,499,144	$-	$-	$2,499,144
Common collective trust fund	-	17,055,658	-	17,055,658
Mutual funds	56,821,359	-	-	56,821,359
Noble Energy and other common stocks	30,826,322	-	-	30,826,322
Other investments	5,224	-	-	5,224
Total investments, at fair value	$90,152,049	$17,055,658	$-	$107,207,707

Note 4 – Investments

The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2008	2007
Noble Energy common stock	$29,701,325	$39,484,572
American Funds Growth Fund of America (Class A Shares)	6,132,853	9,708,598
Dodge & Cox Stock Fund	7,396,945	14,109,869
Fidelity Diversified International Fund	5,900,445	11,274,006
Fidelity Managed Income Portfolio (contract value of $17,975,674 and $16,732,125, respectively)	17,055,658	16,552,243
Fidelity Puritan Fund	6,003,394	8,582,045
PIMCO Moderate Duration Fund	6,991,701	*
Spartan US Equity Index Fund	*	8,181,641

* Less than 5% of the Plan's net assets

As of December 31, 2008 and 2007, approximately 27% and 26% of the Plan’s net assets were invested in shares of Noble Energy common stock, respectively.

The Plan’s investments, including investments bought, sold and held during the year, (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2008	2007
Noble Energy common stock	$(14,613,482)	$15,297,792
Mutual funds	(33,675,270)	(2,259,555)
Common stocks	(1,434,183)	187,297
Net (depreciation) appreciation in fair value	$(49,722,935)	$13,225,534

Note 5 – Tax Status

The Plan is exempt from federal income taxes under Sections 401 (a) and 501 (a) of the Internal Revenue Code of 1986, as amended, (“IRC”) and has received a favorable determination letter from the IRS dated March 8, 2003. Although the Plan has been amended since the date of the determination letter, the Committee is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt. On January 31, 2008, the Company submitted the Plan to the IRS for a new determination letter.

Note 6 – Related-Party Transactions

The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock were $29,701,325 and $39,484,572 as of December 31, 2008 and 2007, respectively.

The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $46,487,547 and $62,825,026 as of December 31, 2008 and 2007, respectively.

The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

Note 7 - Risks and Uncertainties

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain of the funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$114,256,836	$152,104,429
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(920,016)	(179,882)
Net assets available for benefits per the Form 5500	$113,336,820	$151,924,547

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
Net investment (loss) income per the financial statements	$(45,762,538)	$21,567,204
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2008 and 2007	(920,016)	(179,882)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2007 and 2006	179,882	167,377
Net investment (loss) income per the Form 5500	$(46,502,672)	$21,554,699

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

Schedule 1
NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
Identity of issue, borrower,			Current
lessor, or similar party		Description of investment	value
	Interest Bearing Cash
*	Fidelity Cash Reserves	Cash	$689,984
*	Fidelity Institutional Money Market Portfolio	Cash	1,273,636
*	Fidelity Select Money Market Portfolio	Cash	715
	Community Bank of Nevada	Certificate of deposit	40,556
	FirstBank Puerto Rico	Certificate of deposit	40,000
	Fremont Bank	Certificate of deposit	40,000
	GE Money Bank	Certificate of deposit	22,618
	National Bank of South Carolina	Certificate of deposit	71,085
	New York Commercial Bank	Certificate of deposit	30,000
	The PrivateBank	Certificate of deposit	20,000
	Provident Bank	Certificate of deposit	80,848
	Republic Bank	Certificate of deposit	70,000
	The RiverBank	Certificate of deposit	59,000
	SpiritBank	Certificate of deposit	60,702
	Total Interest Bearing Cash		2,499,144

	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	17,055,658
	Total Common Collective Trust Fund		17,055,658

	Mutual Funds
	American Century Small Company Fund	Mutual fund	2,100,807
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	6,132,853
	Dodge & Cox Stock Fund	Mutual fund	7,396,945
	Dodge & Cox International Stock Fund	Mutual fund	5,611
*	Fidelity Capital & Income Fund	Mutual fund	11,178
*	Fidelity China Region Fund	Mutual fund	2,128
*	Fidelity Convertible Securities Fund	Mutual fund	2,354
*	Fidelity Diversified International Fund	Mutual fund	5,900,445
*	Fidelity Dividend Growth Fund	Mutual fund	4,175,113
*	Fidelity Freedom Income Fund	Mutual fund	238,672
*	Fidelity Freedom 2000 Fund	Mutual fund	145,772
*	Fidelity Freedom 2005 Fund	Mutual fund	96,802
*	Fidelity Freedom 2010 Fund	Mutual fund	1,113,221
*	Fidelity Freedom 2015 Fund	Mutual fund	815,945
*	Fidelity Freedom 2020 Fund	Mutual fund	1,544,199
*	Fidelity Freedom 2025 Fund	Mutual fund	769,874
*	Fidelity Freedom 2030 Fund	Mutual fund	866,585
*	Fidelity Freedom 2035 Fund	Mutual fund	327,344
*	Fidelity Freedom 2040 Fund	Mutual fund	443,272
*	Fidelity Freedom 2045 Fund	Mutual fund	89,957
*	Fidelity Freedom 2050 Fund	Mutual fund	23,271
*	Fidelity Investment Grade Bond Fund	Mutual fund	1,990
*	Fidelity International Growth Fund	Mutual fund	1,535
*	Fidelity Puritan Fund	Mutual fund	6,003,394
*	Fidelity Pacific Basin Fund	Mutual fund	13,054
*	Fidelity Small Cap Growth Fund	Mutual fund	5,376
*	Fidelity Select Air Transportation Portfolio	Mutual fund	15,227
*	Fidelity Select Energy Portfolio	Mutual fund	901
*	Fidelity Select Food & Agriculture Portfolio	Mutual fund	21,697
*	Fidelity Strategic Real Return Fund	Mutual fund	3,615
*	Fidelity Total Bond Fund	Mutual fund	2,112
	Franklin Small Mid-Cap Growth Fund	Mutual fund	2,302,069
	Guinness Atkinson China & Hong Kong Fund	Mutual fund	1,524
	Harding Loevner Emerging Market Portfolio	Mutual fund	15,191
	Heartland Value Fund	Mutual fund	13,615
	Janus Strategic Value Fund	Mutual fund	14,578
	Marsico 21st Century Fund	Mutual fund	14,984
	Navellier Fundamental A Portfolio	Mutual fund	9,155
	Perkins Mid Cap Value Fund	Mutual fund	4,265,831
	PIMCO Moderate Duration Fund	Mutual fund	6,991,701
	PRIMECAP Odyssey Aggressive Growth Fund	Mutual fund	15,249
	Royce Value Plus Investment Class Fund	Mutual fund	14,182
*	Spartan US Equity Index Fund	Mutual fund	4,832,521
	Third Avenue Value Fund	Mutual fund	16,836
	T. Rowe Price Emerging Europe & Mediterranean Fund	Mutual fund	7,494
	Vanguard Global Equity Fund	Mutual fund	13,880
	Westcore Select Fund	Mutual fund	17,041
	Western Asset Core Portfolio	Mutual fund	4,259
	Total Mutual Funds		56,821,359

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
Identity of issue, borrower,		Current
lessor, or similar party	Description of investment	value
Common Stocks
Abercrombie & Fitch Co.	Common stock	$2,413
Aeropostale Inc.	Common stock	6,537
Agnico-Eagle Mines Ltd.	Common stock	5,133
Akamai Technologies Inc.	Common stock	1,509
Altria Group Inc.	Common stock	903
AMDL, Inc.	Common stock	279
American Eagle Outfitters Inc.	Common stock	2,922
American Oil and Gas Inc.	Common stock	860
Apache Corporation	Common stock	29,812
Ascent Solar Technologies Inc.	Common stock	30,554
Axsys Technologies, Inc.	Common stock	16,458
AT&T Inc.	Common stock	22,800
Bald Eagle Energy Inc.	Common stock	465
Bank of America Corporation	Common stock	11,329
Bed Bath & Beyond Inc.	Common stock	5,186
BioFuel Energy Corp.	Common stock	1,400
Bravo Venture Group	Common stock	313
Bronco Drilling Company Inc.	Common stock	652
Cameron	Common stock	2,255
Capstead Mortgage Corp.	Common stock	38
Cell Genesys, Inc.	Common stock	3,676
Cereplast Inc.	Common stock	747
Chesapeake Energy Corp.	Common stock	16,214
Chevron Corp.	Common stock	47,835
China Sunergy	Common stock	395
Chipotle Mexican Grill, Inc.	Common stock	930
Cimarex Energy Co.	Common stock	2,678
Citigroup Inc.	Common stock	2,467
Cohen & Steers Select Utility Fund	Common stock	5,150
Columbus Gold Corp.	Common stock	128
Compania de Minas Buenaventura	Common stock	4,017
Corning Inc.	Common stock	96,235
Crosshair Exploration & Mining Corp.	Common stock	112
Dendreon Corp.	Common stock	207,932
Diamond Offshore Drilling Inc.	Common stock	11,788
Discovery Laboratories, Inc.	Common stock	2,800
East West Bancorp, Inc.	Common stock	1,634
Eastmain Resources Inc.	Common stock	790
ECU Silver Mining Inc.	Common stock	364
Eden Energy Corp	Common stock	420
Empire District Electric Company	Common stock	7,040
Empire Energy Corporation International	Common stock	300
Energy Select Sector SPDR	Common stock	1,686
ERHC Energy Inc.	Common stock	250
ExxonMobil Corp.	Common stock	47,563
First Trust ISE Water Index Fund	Common stock	629
Ford Motor Co.	Common stock	1,053
FortuNet, Inc.	Common stock	1,710
Freeport-McMoRan Copper & Gold Inc.	Common stock	9,776
Garmin Ltd.	Common stock	995
Gasco Energy Inc.	Common stock	199
General Electric Co.	Common stock	4,860
General Motors Corporation	Common stock	320
Geologix Explorations Inc.	Common stock	223
Geoinformatics Exploration Inc.	Common stock	21
Gold Fields Ltd.	Common stock	764
Goldman Sachs Group Inc.	Common stock	5,529
Goldspring Inc.	Common stock	1,500
Goodyear Tire & Rubber Co.	Common stock	597
Google Inc.	Common stock	15,382
Gran Tierra Energy, Inc.	Common stock	4,802
Great Basin Gold Ltd.	Common stock	512
Greenbelt Resources Corporation	Common stock	300
GreenHunter Energy, Inc.	Common stock	3,936
Halliburton Company	Common stock	7,272
HKN, Inc.	Common stock	309
The Home Deport, Inc.	Common stock	1,151
iShares Silver Trust	Common stock	8,064
JPMorgan Chase & Co.	Common stock	9,872
Johnson & Johnson	Common stock	6,714
KBR, Inc.	Common stock	9,120
Key Energy Services Inc.	Common stock	317
Level 3 Communications Inc.	Common stock	700
Marathon Oil Corp.	Common stock	14,167
Mariner Energy, Inc.	Common stock	1,020
Market Vectors Steel ETF	Common stock	616
Maverick Oil & Gas Inc.	Common stock	43

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
Identity of issue, borrower,			Current
lessor, or similar party		Description of investment	value
	Common Stocks
	MGM Mirage	Common stock	$1,032
	Murphy Oil Corp.	Common stock	34,825
	National City Corporation	Common stock	2,000
	National Oilwell Varco, Incorporated	Common stock	7,332
	National Storm Management Inc.	Common stock	216
	Nike Inc.	Common stock	10,200
	Noble Corporation	Common stock	2,209
*	Noble Energy, Inc.	Common stock	29,701,325
	Northern Dynasty Minerals Ltd.	Common stock	2,631
	Northwest Biotherapeutics Inc.	Common stock	1
	Oilsands Quest, Inc.	Common stock	4,015
	Particle Drilling Technologies, Inc.	Common stock	22
	Pepsico, Inc.	Common stock	14,764
	Petrohawk Energy Corporation	Common stock	2,423
	Petroleo Brasilero	Common stock	2,449
	PetroSun Inc.	Common stock	1,283
	Pfizer Inc.	Common stock	16,974
	Potash Corp.	Common stock	1,835
	PowerShares DB US Dollar Index Bullish	Common stock	2,237
	PowerShares Dynamic Energy Exploration &	Common stock
	Production Portfolio	Common stock	1,401
	PowerShares Global Nuclear Energy Portfolio	Common stock	455
	PowerShares Global Water Portfolio	Common stock	2,033
	ProShares Ultra S&P 500	Common stock	1,317
	Qiao Xing Universal Telephone Inc.	Common stock	1,116
	Research in Motion Ltd.	Common stock	812
	Rex Energy Corporation	Common stock	1,176
	Samex Mining Corp	Common stock	91
	SandRidge Energy, Inc.	Common stock	4,674
	Sasol Ltd.	Common stock	3,033
	Silver Star Energy Inc.	Common stock	8
	Silver Wheaton Corp.	Common stock	12,656
	Sony Corp.	Common stock	59,597
	Southwestern Energy Co.	Common stock	17,382
	SPDR Gold Trust	Common stock	7,354
	SPDR S&P Metals & Mining ETF	Common stock	557
	SPDR S&P Oil & Gas Exploration & Production ETF	Common stock	20,775
	SPDR S&P Oil & Gas Equipment & Services ETF	Common stock	11,981
	Stericycle Inc.	Common stock	10,416
	Tengasco Inc.	Common stock	967
	Terax Energy Inc.	Common stock	7
	Tesoro Corporation	Common stock	3,386
	Teton Energy Corp.	Common stock	23,696
	TETRA Technologies Inc.	Common stock	12,075
	Tournigan Energy Ltd.	Common stock	68
	Transocean Ltd.	Common stock	18,900
	Ultra Petroleum Corp.	Common stock	6,971
	United Natural Foods, Inc.	Common stock	7,128
	United States Gasoline Fund, LP	Common stock	487
	United States Natural Gas Fund, LP	Common stock	811
	United States Oil Fund, LP	Common stock	662
	United Technologies Corp.	Common stock	13,737
	Vanguard Emerging Markets Stock ETF	Common stock	4,952
	Wachovia Corporation	Common stock	4,441
	XTO Energy Inc.	Common stock	26,445
	XL Capital Ltd.	Common stock	1,850
	Yahoo! Inc.	Common stock	12,200
	Yingli Green Energy Holding Co. Ltd.	Common stock	5,490
	Total Common Stocks		30,826,322

	Other Investments
	Senior Housing Property Trust	Other investments	3,584
	Williams Coal Seam Gas Royalty Trust	Other investments	1,640
	Total Other Investments		5,224

*	Participant Loans	Interest rates range from
		3.25% to 9.75%; maturities
		from January 2, 2009
		through July 31, 2024	3,428,393
	Total Participant Loans		3,428,393

	Total Investments		$110,636,100

*	Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT
AND PROFIT SHARING PLAN

Date: June 5, 2009	By:	/s/ Andrea Lee Robison
Andrea Lee Robison,
Vice President, Human Resources of Noble Energy, Inc.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm